July 8, 2019

VIA EDGAR (and overnight delivery)

Office of Transportation and Leisure

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:     Mr. Doug Jones

Mr. Andrew Mew

Re:        ARCBEST Corporation

Form 10-K for the Year Ended December 31, 2018

Filed February 28, 2019

File No. 000-19969

Dear Mr. Jones and Mr. Mew:

ArcBest Corporation (the “Company,” “we,” and “our”) is submitting this letter in response to the follow-up comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) as set forth in the letter dated June 25, 2019, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018. For the Staff’s convenience, set forth below are the headings and text of the Staff’s follow-up comment in bold, followed immediately by the Company’s follow-up response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Asset-Light Operations

Net Revenues and Net Revenue Margin, page 52

1.   Refer to your response to our prior comment 1. Your presentation of “net revenue” includes the adjustment for “purchased transportation” which subtracts certain operating expenses to arrive at a measure of revenue. We believe you have substituted individually tailored recognition and measurement methods for those of GAAP, and as such, “net revenue” may violate Rule 100(b) of Regulation G. Please refer to Question 100.04 of staff’s “Non-GAAP Financial Measures” Compliance and Disclosure Interpretations and confirm that you will discontinue your presentation and discussion of net revenue and net revenue margin in future filings.

Response: Our presentations of “net revenue” have been calculated by subtracting one GAAP measure reported within our segment note (purchased transportation expense) from another GAAP measure reported within our segment note (revenue). Net revenue (also labeled by certain industry participants as gross margin) has been a common measure used within the logistics industry, and we understand that industry registrants will be similarly advised. We respectfully acknowledge the Staff’s comment. We will discontinue our presentation and discussion of net revenue and net revenue margin in future filings with the SEC effective with our reporting of results for the quarter ended June 30, 2019.

If you have any additional questions or comments, please feel free to contact me or the Company’s General Counsel, Michael Johns, at 479-785-6000.

Sincerely,

/s/ David R. Cobb
David R. Cobb
Vice President - Chief Financial Officer